                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                 -----------
                                SCHEDULE 13G
                                    UNDER
                     THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*
                                 -----------
                             TELULAR CORPORATION
                              (NAME OF ISSUER)
                                 -----------
                        COMMON STOCK, PAR VALUE $.01
                       (TITLE OF CLASS OF SECURITIES)
                                 -----------
                                 87970T 10 9
                               (CUSIP NUMBER)

         *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE NOTES).

---------------------------                       -----------------------------
  CUSIP NO.     87970T10             13G            PAGE   2   of   6   PAGES
                                                          ---      ---
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
--------------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DNIC Brokerage Company
--------------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a) [ ]
                                                                                                                       (b) [X]

--------------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois
--------------------------------------------------------------------------------------------------------------------------------

       NUMBER OF         5   SOLE VOTING POWER

        SHARES               4,559,841**
                     -----------------------------------------------------------------------------------------------------------
     BENEFICIALLY        6   SHARED VOTING POWER

        OWNED                0**

         BY          -----------------------------------------------------------------------------------------------------------
                         7   SOLE DISPOSITIVE POWER
        EACH
                             4,559,841**
      REPORTING
                     -----------------------------------------------------------------------------------------------------------
       PERSON            8   SHARED DISPOSITIVE POWER

        WITH                 0**

--------------------------------------------------------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,559,841**
--------------------------------------------------------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         13.9%**
--------------------------------------------------------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------------------------------------------------------

   **  SEE ITEM 4 OF THIS FILING.

                     *SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 2 OF 8 PAGES

--------------------------                         -----------------------------
  CUSIP NO.     87970T10             13G             PAGE   3   of   6   PAGES
                                                           ---      ---
--------------------------                         -----------------------------

--------------------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William L. De Nicolo
--------------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)[ ]
                                                                                                                        (b)[X]

--------------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------------------------------------------------------
       NUMBER OF         5   SOLE VOTING POWER

        SHARES               43,117**
                       ---------------------------------------------------------------------------------------------------------
      BENEFICIALLY       6   SHARED VOTING POWER

         OWNED               4,592,841**
                       ---------------------------------------------------------------------------------------------------------
          BY             7   SOLE DISPOSITIVE POWER

         EACH                43,117*
                       ---------------------------------------------------------------------------------------------------------
       REPORTING         8   SHARED DISPOSITIVE POWER

        PERSON               4,592,841**

         WITH
--------------------------------------------------------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         43,117**
--------------------------------------------------------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         X
--------------------------------------------------------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.1%**
--------------------------------------------------------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------------------------------------------------------

      **  SEE ITEM 4 OF THIS FILING.
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               PAGE 2 OF 8 PAGES

ITEM 1.

(a)      NAME OF ISSUER:  Telular Corporation (the "Company").

(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 647 North Lakeview Parkway
                 Vernon Hills, IL  60061

ITEM 2.

(a) - (c)        NAME, PRINCIPAL BUSINESS ADDRESS, AND CITIZENSHIP OF PERSONS
                 FILING:

                 DNIC Brokerage Company
                 20546 North Milwaukee Avenue, Box 356
                 Deerfield, IL  60015
                 Citizenship:  Illinois

                 William L. De Nicolo
                 Telular Corporation
                 647 North Lakeview Parkway
                 Vernon Hills, IL  60061
                 Citizenship:  United States

(d)      TITLE OF CLASS OF SECURITIES:  Common Stock, Par Value $.01 Per Share

(e)      CUSIP NUMBER:  87970T10

ITEM 3.

                 Not Applicable.

ITEM 4.          OWNERSHIP

(a) - (c)

                 The information in items 1 and 5 through 11 on the cover pages (pp. 2-3) on Schedule 13G is hereby incorporated by reference.

                 DNIC Brokerage Company ("DNIC") owns 4,559,841 shares, or approximately 13.9%, of the outstanding shares of Common Stock. DNIC has sole voting and investment power with respect to all shares of Common Stock held by DNIC.





                               PAGE 4 of 6 PAGES

                 William L. De Nicolo directly owns 43,117 shares, or approximately 0.1% of the outstanding shares of Common Stock. Mr. De Nicolo has sole voting and investment power with respect to all shares of Common Stock held by him. Through his ownership of stock of DNIC, Mr. De Nicolo also has an indirect beneficial interest of 68.7% in the shares of Common Stock held by DNIC. As an officer, director and the principal stockholder of DNIC, Mr. De Nicolo may be deemed to share voting and investment power with respect to all shares of Common Stock held by DNIC. On December 16, 1996, Mr. De Nicolo made an irrevocable charitable gift of 33,000 shares of Common Stock to the De Nicolo Family Foundation, Inc. (the "Foundation"). As an officer and director of the Foundation, Mr. De Nicolo may be deemed to share voting and investment power with respect to all shares of Common Stock held by the Foundation. Mr. De Nicolo disclaims beneficial ownership with respect to all but 43,117 shares of Common Stock.

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 William De Nicolo, in his capacity as an officer, director, and principal shareholder of DNIC and as an officer and director of the Foundation, may be deemed to share voting and investment power with respect to all shares of Common Stock held by DNIC and the Foundation.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not applicable.

ITEM 10.         CERTIFICATION.

                 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and





                               PAGE 5 of 6 PAGES
were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DNIC BROKERAGE COMPANY



BY:
   ---------------------------------               ---------------------------
NAME:                                                       Date
TITLE:



WILLIAM L. De NICOLO


BY:
   ---------------------------------               ---------------------------
NAME:                                                       Date
TITLE:




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